Exhibit 21

Subsidiaries of On2 Technologies, Inc.

Set forth is a list of the subsidiaries of On2 Technologies, Inc. as of December 31, 2007 and their respective jurisdictions of organization.

Name of Subsidiary	Jurisdiction
The Duck Corporation	Delaware
On2 Technologies (UK) Limited	United Kingdom
Hantro Products Oy*	Finland

* Hantro Products Oy is a subsidiary of On2 Technologies (UK) Limited